October 11, 2019



William J. Bielefeld, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006

               Re:    KKR Credit Opportunities Portfolio
                      File Nos. 333-233709 and 811-23474

Dear Mr. Bielefeld:

        On September 11, 2019, you filed a registration statement on Form N-2 for KKR Credit
Opportunities Portfolio (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS
Cover page
1. Securities Offered. This paragraph states that the Fund intends to offer four classes and that the Fund has applied for exemptive relief to issue multiple classes of shares. The exemptive application states that the Fund will offer the Initial Class Shares and then may offer New
   Class Shares. Please inform us whether the Fund expects to begin offering a single class of shares prior to receiving exemptive relief. We may have additional comments after reviewing your response.
2. Investment Objective. Part of the Fund's investment objective is to provide "attractive risk-
   adjusted returns." The prospectus states elsewhere that an investment in the Fund involves a high degree of risk. Please revise the investment strategy to make clear how the Adviser will consider risk in selecting investments to achieve attractive risk-adjusted returns.
3. Investment Strategies. This paragraph states that the Fund may invest in publicly traded high yield bonds. Please disclose that high yield bonds are commonly referred to as "junk" bonds.
   In addition, please disclose what percentage of the Fund's assets may be invested in "junk"
   debt. We may have more comments after reviewing your response.
4. The second paragraph under "Investment Strategies" states that the Fund will invest at least
   80% of its Managed Assets in senior and subordinated corporate debt and "debt related instruments." Please explain the term "debt related instruments" and provide examples.
 William J. Bielefeld, Esq.
Page 2
October 11, 2019

5. The second paragraph under "Investment Strategies" also states that the Fund will invest substantially all of its assets in the Opportunistic Credit Strategy during the initial ramp period. Please provide an estimate of the expected duration of the initial ramp period.
6. The Proprietary Sourcing bullet under the Opportunistic Credit Strategy heading refers to
   "reverse inquiry, secondary opportunities and/or larger block trades and potential anchor positions." Please explain, either here or elsewhere in the prospectus, each of these terms in plain English.
7. The Private Opportunistic Credit bullet under the Private Credit Strategy heading states that the Fund may "invest in origination and/or servicing platforms" of certain hard or financial assets. Please explain in plain English what it means to invest in origination and/or servicing platforms. Please also inform us whether the Fund will buy or sell loans through online platforms. We may have additional comments after reviewing your response.
8. Interval Fund/Repurchase Offers. Please disclose under this heading how frequently the
   Fund will repurchase shares and the size of the repurchase offers.
9. Leverage. Please disclose under this heading the amount of leverage the Fund expects to use both as a percentage of Managed Assets and as a percentage of net assets. Please disclose the same information in the Prospectus Summary under the caption "Leverage."
10. Investment Adviser. This section states that the Adviser has access to KKR's global network of resources. Please make clear in the investment strategy whether the Fund will engage in foreign investing, including investing in emerging markets.
Prospectus Summary   Investment Strategies   Private Credit Strategy (page 2)
11. This section indicates that the Fund may originate loans. Please also disclose the following with respect to loans originated by the Fund. We may have more comments after reviewing your response.
   a. The extent to which the Fund intends to originate loan investments and any limits on loan origination by the Fund (e.g., the amount of loans originated as a percentage of net assets);
   b. A description of the overall loan selection process, including maturity and duration of individual loans, borrower and loan types, and geographic location of the borrower;
   c. A description of the Fund's underwriting standards for these loans; and
   d. Whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations.
12. Please confirm to us that expenses incurred by the Fund in originating and servicing loans will be reflected in the fee table.
13. Please respond to the following comments regarding the Fund's procedures for valuing originated loans and liquidity. We may have more comments after reviewing your response.
   a. Confirm that the Fund will update underlying valuation data with respect to each individual loan that it originates at least as often as it calculates its net asset value;
 William J. Bielefeld, Esq.
Page 3
October 11, 2019

   b. Disclose that (i) originated loans will be valued on an individual loan level, (ii) fair valuation will be performed using inputs that incorporate borrower level data, which is updated as often as net asset value is calculated and (iii) the type of information that will be used to value the loans.
14. In light of the illiquid nature of the Fund's investment strategies, explain to us how the Fund will comply with Rule 23c-3(b)(10)(i) under the 1940 Act, which requires the Fund to maintain liquid assets to meet its repurchase obligations. In your response, confirm that the originated loans will be considered illiquid for this purpose.
Prospectus Summary   Risks   Senior Loans Risk (page 13)
15. The first sentence of the second paragraph of this section states that Senior Loans usually include restrictive covenants, which must be maintained by the borrower. Will the Fund either acquire or originate loans regarded as "covenant-lite"? If so, please disclose the extent to which the Fund may have exposure to such loans and the risks associated with them.
16. The second paragraph of this section states that the Fund may have an obligation with respect to certain senior secured term loan investments to make additional loans upon demand by the borrower. Please explain to us why the Fund reasonably believes it will have adequate assets available at the appropriate time to satisfy all of its investment commitments.
Prospectus Summary   Risks   Leverage Risk (page 15)
17. The second paragraph refers to "uncovered" transactions that give rise to a form of leverage.
    The term "uncovered" appears to refer to obligations for which the Fund has not segregated assets in accordance with Investment Company Act Release No. 10666. Inasmuch as the
    asset coverage requirements of Section 18 of the 1940 Act apply to such transactions, use of the term "uncovered" transactions may be confusing to some investors. Please revise this section to avoid confusion.
18. Please define the term "NRSRO," which appears in the third paragraph of this section.
Prospectus Summary   Risks   Short Selling Risk (page 24)
19. This section indicates the Fund may engage in short selling. Please consider adding short selling to the Fund's discussion of its investment strategies. In addition, please confirm that an estimate of the expenses related to short selling will be included in the fee table.
Prospectus Summary   Risks   Structured Products Risk (page 29)
20. Please define the terms "CDO" and "CBO."
Summary of Fund Expenses (page 56)
21. Footnote 3 to the fee table explains that the Adviser has voluntarily agreed to temporarily reduce its Management Fee. Please make clear whether the Adviser may recoup any portion of the Management Fee that it waives. We may have additional comments after reviewing your response.
Use of Proceeds (page 58)
22. This section states that the Adviser anticipates that the investment of the proceeds in accordance with the Fund's investment policies and strategies will be substantially completed
 William J. Bielefeld, Esq.
Page 4
October 11, 2019

   within three months. The front cover page discloses, however, that during the initial ramp period the Fund will invest substantially all the offering proceeds in the Opportunistic Credit
   Strategy only, not the Private Credit Strategy. If the initial ramp period will last more than three months, please make clear in this section the time period expected for the Fund to invest in both the Opportunistic Credit Strategy and Private Credit
Strategy.
The Fund's Investments   Direct Lending (pages 68-69)
23. This section states that the Fund will invest in unitranche loans, "which are loans that combine both senior and mezzanine debt, generally in a first lien position)[.]" Please make clear that although unitranche loans may be in a first lien position with respect to the borrower, the Fund may, pursuant to an agreement among lenders, be in a "last out" position.
    Please also disclose the risks of the "last out" position.
Other Investment Techniques   Derivatives (page 75)
24. This section indicates that the Fund may engage in various derivative transactions. If derivatives are counted towards the Fund's 80% investment policy, please disclose that derivatives are valued based on market value for this purpose. See Rule 35d-1(a)(2)(i) and
    Rule 35d-1(d)(2) under the 1940 Act.
Appendix A: Supplemental Performance Information of Related Funds and Accounts (page A-1)
25. The first sentence of this section states that the performance information presented reflects the performance of the Adviser's composite containing "all investment funds or separately managed accounts . . . that have an investment program substantially similar to that of the
    Fund [and the Predecessor Fund], are managed by the KKR Leveraged Credit
Team . . . ."
    Please respond to each of the following:
       Please describe the Predecessor Fund. Are there funds included in the composite that have an investment program that is substantially similar to the Fund's, but not the
       Predecessor Fund's? If yes, explain to us why including those funds in the composite should be permissible. We may have additional comments after reviewing your response.
       Confirm that the term "investment funds" includes registered investment companies, if any.
       Replace the term "investment program" with "investment objectives, policies and investment strategies." See Nicholas-Applegate Mutual Funds (SEC No-action letter
       Aug. 6, 1996).
       Please confirm to us that the composite contains the performance of all funds or accounts managed by KKR, not only funds and accounts managed by the KKR Leveraged Credit
       Team, that have investment objectives, policies and investment strategies substantially similar to those of the Fund.
       Please add an appropriate performance benchmark for the composite performance.
 William J. Bielefeld, Esq.
Page 5
October 11, 2019

GENERAL COMMENTS
26. We note that many portions of your filing are incomplete or to be updated by amendment
    (e.g., financial statements). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
27. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
    Act of 1933 ("Securities Act"), please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.
28. Apart from the application for multi-class relief, which is identified in the registration statement, please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.
29. Response to this letter should be in the form of a pre-effective amendment filed pursuant to
    Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
                                                 * * * * *
       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6945.
                                                               Sincerely,
                                                               /s/ John M.
Ganley
                                                               John M. Ganley
                                                               Senior Counsel

cc:    Michael Spratt
       Michael Shaffer